

Laura Dowling · 2nd

Chief Marketing Officer at Digital Brands Group

Greater Los Angeles Area · 500+ connections · **Contact info**

 **Digital Brands Group**

 **Fordham University**

Experience



Chief Marketing Officer

Digital Brands Group

Feb 2019 – Present · 1 yr 2 mos

Los Angeles, California

Divisional Vice President of Marketing & PR, North America

Coach

Feb 2016 – Aug 2018 · 2 yrs 7 mos

New York, New York

Recruited for expertise in local marketing and extensive network of industry contacts. Managed and motivated a team in areas that included omni-channel brand marketing, advertising, public relations (PR), customer relationship management (CRM) and analytics. Developed and executed strategic plans for the most important business unit worldwide. **...see mor**



US Marketing & PR Director

Harry Winston

Aug 2011 – Feb 2016 · 4 yrs 7 mos

New York, New York

I was sought after by a former CEO for this role to develop disruptive strategies to invigorate growth for this high luxury jewelry icon. I headed up a team in functions that included retail and e-commerce marketing, experiential events, public relations (PR) and customer relationship manageme ...see mor



Director, Wholesale Marketing
Polo Ralph Lauren
Mar 2009 – Aug 2011 · 2 yrs 6 mos
New York, New York

Reported to SVP of Wholesale Marketing. Developed various marketing communications; worked with executives and their teams to create and implement wholesale marketing best practices. Researched, analyzed and presented market intelligence reports and made recommendations for potential business development projects.   ...see mor



Marketing Manager, North America
Links of London
Apr 2006 – Mar 2009 · 3 yrs
New York, New York

Reported to CEO and gained valuable experience in multiple facets of marketing, brand operations and management. Acted as Second in Command with oversight of marketing staff.

Helped drive revenue growth by designing and implementing marketing programs across ...see mor

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Education



Fordham University



Fordham University
Masters, Public Communications

Mount St. Joseph Academy



